
07003828

RITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

BB 3/12

ANNUAL AUDITED REPORT FORM X-17 a-5 - PART III	FACING PAGE Information Required of Broker and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-51291

REPORT FOR THE PERIOD BEGINNING - 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH., D.C.
213
SECTION

NAME OF BROKER-DEALER:

Hantz Financial Services, Inc.
(a Wholly-Owned Subsidiary of
Hantz Group, Inc.)

Official Use Only
Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

24901 Northwestern Hwy, Suite 710
(No. and Street)

Southfield	Michigan	48075
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Renee Yaroch 248-304-2855
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Rehmann Robson	5750 New King Street, Suite 200	Troy	MI	48098
	(Number and Street)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

❖ Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410(1-78)

3/14

OATH OR AFFIRMATION

I, Renee Yaroch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hantz Financial Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

CFO

Title

DEBRA A. DOMBECK
NOTARY PUBLIC MACOMB CO., MI
MY COMMISSION EXPIRES Sep 21, 2007

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Shareholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1. and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

HANTZ FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Hantz Group, Inc.)

TABLE OF CONTENTS

* * * * * *



REHMANN ROBSON

Certified Public Accountants

A member of THE REHMANN GROUP An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT

February 21, 2007

Shareholder and Board of Directors
Hantz Financial Services, Inc.
Southfield, Michigan

We have audited the accompanying statement of financial condition of Hantz ***Financial Services, Inc.*** (a wholly-owned subsidiary of Hantz Group, Inc.) as of December 31, 2006, and the related statements of income, changes in shareholder equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Hantz Financial Services, Inc.*** as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on Page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

5750 New King Street • Suite 200 • Troy, MI 48098 • 248.952.5000 • Fax 248.952.5750 • www.rehmann.com

HANTZ FINANCIAL
(a wholly-owned subsidiary of Hantz Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash and cash equivalents	$ 7,034,165
Cash reserved for clearing organizations	410,654
Accounts receivable for marketing support	840,454
Commissions receivable	1,404,157
Notes receivable	98,004
Receivables from affiliates	266
Deposits and other assets	595,046
Deferred tax asset	169,000
Total assets	**$ 10,551,746**

LIABILITIES AND SHAREHOLDER EQUITY

Liabilities	
Amounts due to clearing organizations	$ 397,296
Accrued compensation	1,393,640
Accounts payable and accrued expenses	141,012
Due to parent	1,619,801
Total liabilities	**3,551,749**
Shareholder equity	
Common stock, no par value; 10,020,000 shares authorized, 1,000 shares issued and outstanding	533,121
Retained earnings	6,466,876
Total shareholder equity	**6,999,997**
Total liabilities and shareholder equity	**$ 10,551,746**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL
(a wholly-owned subsidiary of Hantz Group, Inc.)

STATEMENT OF INCOME

Year Ended December 31, 2006

Revenues	
Commissions	$ 28,921,210
Marketing support	2,716,790
Investment and advisory fees	301,435
Other	288,020
Total revenues	**32,227,455**
Expenses	
Compensation, commissions and benefits	16,866,510
Management fees	4,032,000
Communications and data processing	713,944
Occupancy	903,730
Other	1,570,098
Total expenses	**24,086,282**
Operating income	**8,141,173**
Interest income	289,873
Income before allocation in lieu of income taxes	**8,431,046**
Allocation in lieu of income taxes	2,880,000
Net income	**$ 5,551,046**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL
(a wholly-owned subsidiary of Hantz Group, Inc.)

STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

Year Ended December 31, 2006

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances, January 1, 2006	**1,000**	**$ 533,121**	**$ 4,568,830**	**$ 5,101,951**
Dividends paid to Parent	-	-	(3,653,000)	(3,653,000)
Net income	-	-	5,551,046	5,551,046
Balances, December 31, 2006	**1,000**	**$ 533,121**	**$ 6,466,876**	**$ 6,999,997**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL
(a wholly-owned subsidiary of Hantz Group, Inc.)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 5,551,046
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation	5,175
Deferred income tax benefit	(40,000)
Net changes in operating assets and liabilities which provided (used) cash	
Cash reserved for clearing organizations	28,809
Accounts receivable for marketing support	(240,454)
Commissions receivable	(170,910)
Due to/from affiliates	82,304
Deposits and other assets	(500,000)
Amounts due to other clearing organizations	(35,567)
Accrued compensation	122,738
Accounts payable and accrued expenses	36,080
Due to parent	951,351
Net cash provided by operating activities	**5,790,572**
Cash flows from investing activities	
Issuance of notes receivable	20,000
Collections of notes receivable	(12,650)
Net cash provided by investing activities	**7,350**
Cash flows used in financing activities	
Dividends paid to parent	(3,653,000)
Net increase in cash and cash equivalents	**2,144,922**
Cash and cash equivalents, beginning of year	4,889,243
Cash and cash equivalents, end of year	**$ 7,034,165**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Hantz Group, Inc.)

NOTES TO FINANCIAL STATEMENTS

---

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Hantz Financial Services, Inc. (the "Company") is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts. The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers ("NASD"). The Company's revenues are primarily generated through the sale of financial products and investment advisory services to individuals and small businesses. Customers of the Company are located predominantly in the States of Michigan and Ohio.

The Company is a Michigan Corporation that is a wholly-owned subsidiary of Hantz Group, Inc. (the "Parent").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of demand deposits in banks and cash on hand. The Company holds deposits in major financial institutions in excess of federally insured limits; management believes interest rate or other financial risks associated with these deposits is not significant.

Cash Segregated for Clearing Organizations

Cash of $410,654 has been segregated in a special bank account for the benefit of customers under rule 15c3-3 of the Securites and Exchange Commission. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities the Company is claiming exemption under K(2)(i) and K(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934.

Securities Transactions

Commission income and related expenses on security transactions are recognized on a trade date basis.

Concentrations

The Company's operating philosophy relies extensively, albeit not exclusively, on the use of a limited number of preferred investment and insurance product providers. The Company receives marketing support revenue based on the volume traded through the investment and insurance providers. In 2006, 88% of commission revenue and 92% of marketing support revenue were from four investment companies.

Allocation in Lieu of Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company currently has no formal income tax sharing agreement with the Parent and, as such, income taxes have been determined as if the Company files on a separate return basis.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and federal income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes arise from temporary basis differences related primarily to the deferred payment of certain compensation. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the current year tax or benefit plus or minus the change during the year in deferred tax assets and liabilities.

2. RELATED PARTY TRANSACTIONS

The Parent provides accounting, administrative and managerial services to the Company. Amounts charged by the Parent are based on an allocation of actual costs based on estimated time dedicated to services provided to the Company in relation to the Parent's services provided to other subsidiaries. The cost of these services approximated $4,032,000 during 2006. In addition, software utilized for processing securities transactions was developed for the Company by Hantz Technology, LLC, in which the Parent is the sole member. The Company leases this software, on a month-to-month basis, from Hantz Technology, LLC. Total rental expense incurred in connection with

the lease of this software was approximately $622,000 during 2006. The Company also leases office space under various operating leases with its Parent who in turn leases these facilities from unrelated third parties. Net rental expense on operating leases was $903,730 in 2006.

While the Parent believes the allocation method of all of these costs is practical and reasonable under the circumstances, it is not necessarily contemplated that costs ultimately charged to the Company are representative of the costs the Company would incur in conducting its business if it operated on a stand-alone basis.

The following is a schedule of annual future minimum lease payments required under operating leases with initial or remaining noncancelable lease terms in excess of one year as of December 31, 2006:

Year Ending	Non-Cancelable Operating Leases
2007	$ 942,566
2008	817,647
2009	738,195
2010	634,717
2011	608,419
Thereafter	101,403
Total minimum payments due	$ 3,842,947

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital in an amount which is the greater of $50,000 or 6.66% of aggregate indebtedness ($210,297) at December 31, 2006, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $979,809, which was $769,512 in excess of the required amount of net capital. The Company's net capital ratio was 3.22 to 1.

4. EMPLOYEE BENEFIT PLAN

The Company maintains a deferred compensation plan qualified under Section 401(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute a portion of gross compensation into the retirement plan up to the maximum determined by the Internal Revenue Code. Matching contributions to the Plan are determined annually at the discretion of the Board of Directors. The Company did not make any form of matching contribution in 2006.

5. INCOME TAXES

The allocation in lieu of income taxes consists of the following components for the period ended December 31, 2006.

Current tax	$2,920,000
Deferred benefit	(40,000)
Allocation in lieu of income	$2,880,000

* * * * * *

Supplementary Schedule

HANTZ FINANCIAL
(a wholly-owned subsidiary of Hantz Group, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

Net capital		
Total shareholder equity	$	6,999,997
Deductions		
Non-allowable assets		
Cash held in sweep account		4,028,062
Commission and marketing support receivable		1,224,856
Notes receivable		98,004
Receivables from affiliates		266
Deposits and other assets		500,000
Deferred tax asset		169,000
Total deductions		**6,020,188**
Net capital	**$**	**979,809**
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$	141,012
Accrued compensation		1,393,640
Due to parent		1,619,801
Total aggregate indebtedness	**$**	**3,154,453**
Computation of basic net capital requirement		
Minimum dollar net capital requirement	$	210,297
Excess net capital	$	769,512
Excess net capital at 1000%	$	664,364
Ratio of aggregate indebtedness to net capital		322%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	1,731,507
Audit adjustments to record		
Commission and marketing receivable		215,455
Additional federal income taxes		(86,699)
Nonallowable assets erroneously reported as allowable		(880,454)
Net capital, per above	**$**	**979,809**



REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

February 21, 2007

Shareholder and Board of Directors
Hantz Financial Services, Inc.
Southfield, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of ***Hantz Financial Services, Inc.*** (the "Company") (a wholly-owned subsidiary of Hantz Group, Inc.) for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America we considered its internal control over financial reporting, including control activities for safeguarding securities, as a basis for designating our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13..

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

5750 New King Street • Suite 200 • Troy, MI 48098 • 248.952.5000 • Fax 248.952.5750 • www.rehmann.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's financial statements that is more than inconsequential will not be prevented or detected by the company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that might be significant deficiencies or material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and any other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rehmann Robson

END